

Mail Stop 3030

March 8, 2018

Via E-mail
Amar Maletira
Chief Financial Officer
Viavi Solutions Inc.
6001 America Center Drive, 6th Floor
San Jose, CA 95002

Re: **Viavi Solutions Inc.**
Form 10-K for the Fiscal Year Ended July 1, 2017
Filed August 29, 2017
Form 8-K filed February 1, 2018
File No. 000-22874

Dear Mr. Maletira:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 1, 2018

Exhibit 99.1

1. We note that you present non-GAAP measures, such as non-GAAP revenue, non-GAAP adjusted gross margin, non-GAAP adjusted operating margin, non-GAAP adjusted income from operations, non-GAAP net income, and non-GAAP earnings per share without always identifying or labelling them as non-GAAP and reconciling each of the measures to the most directly comparable U.S. GAAP measure as required by Item 10(e)(1)(i) of Regulation S-K. Please revise your non-GAAP presentations in future filings to fully comply with that guidance. Note that non-GAAP measures presented for prior periods or quarterly periods should also be reconciled.

Amar Maletira
Viavi Solutions Inc.
March 8, 2018
Page 2

2.   We note that your consolidated and segment non-GAAP revenue measures are the same
        as your GAAP revenues in each of the periods presented. Please explain to us why
        management believes presenting the measure is meaningful to an investor. Describe to us
        the adjustments you made or would normally make in calculating the measure.

3.   Your computation of EBITDA excludes the gain on the sale of investments in addition to
        interest, taxes, depreciation and amortization. Please revise the title of this non-GAAP
        measure to clearly distinguish it from EBITDA. Refer to Question 103.01 of the Non-
        GAAP Compliance and Disclosure Interpretations.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions. You may also reach me at (202) 551-3662.

                                        Sincerely,

                                        /s/ Lynn Dicker for

                                        Kevin J. Kuhar
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery